Exhibit 99.1

GRANITE CONSIDERING EARLY REDEMPTION OF $265 MILLION DEBENTURES DUE 2016

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION TO THE UNITED STATES

Toronto, Ontario, June 12, 2014 — Granite Real Estate Investment Trust and Granite REIT Inc. (TSX: GRT.UN; NYSE: GRP.U) (“Granite”) announced today that in connection with the consideration of a possible early redemption of the outstanding $265 million 6.05% debentures due December 2016 (“2016 Debentures”) its wholly owned subsidiary Granite REIT Holdings Limited Partnership is considering a debenture offering pursuant to its base shelf prospectus.

Should an offering be completed, Granite intends to use the net proceeds to redeem part of the 2016 Debentures.

This news release does not constitute an offer to sell or the solicitation of an offer to buy securities in any jurisdiction. The securities being considered for offering have not been approved or disapproved by any regulatory authority nor has any such authority passed upon the accuracy or adequacy of the short form base shelf prospectus or any prospectus supplement. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or any state securities laws and may not be offered or sold within the United States or to United States persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

ABOUT GRANITE

Granite is a Canadian-based REIT engaged in the ownership and management of predominantly industrial, warehouse and logistics properties in North America and Europe. Granite owns approximately 32 million square feet in over 100 rental income properties. Our tenant base currently includes Magna International Inc. and its operating subsidiaries as our largest tenants, together with tenants from other industries.

OTHER INFORMATION

Copies of financial data and other publicly filed documents are available through the internet on Canadian Securities Administrators’ Systems for Electronic Document Analysis and Retrieval (SEDAR) which can be accessed at www.sedar.com and on the United States Securities and Exchange Commission’s Electronic Data Gathering, Analysis and Retrieval System (EDGAR) which can be accessed at www.sec.gov. For further information, please see our website at www.granitereit.com or contact Tom Heslip, Chief Executive Officer, at 647-925-7539 or Michael Forsayeth, Chief Financial Officer, at 647-925-7600.

FORWARD-LOOKING STATEMENTS

This press release may contain statements that, to the extent they are not recitations of historical fact, constitute “forward-looking statements” or “forward-looking information” within the meaning of applicable securities legislation, including the U.S. Securities Act, the United States Securities Exchange Act of 1934, as amended, and applicable Canadian securities legislation. Forward-looking statements and forward-looking information may include, among others, statements regarding the pricing or closing of an offering of debentures and Granite’s intentions to use the net proceeds to redeem 2016 Debentures, Granite’s future plans, goals, strategies, intentions, beliefs, estimates, costs, objectives, capital structure, cost of capital, tenant base, tax consequences, economic performance or expectations, or the assumptions underlying any of the foregoing. Words such as “may”, “would”, “could”, “considering”, “will”, “likely”, “expect”, “anticipate”, “believe”, “intend”, “plan”, “forecast”, “project”, “estimate”, “seek” and similar expressions are used to identify forward-looking statements and forward-looking information.

Forward-looking statements and forward-looking information should not be read as guarantees of future events, performance or results and will not necessarily be accurate indications of whether or the times at or by which such future performance will be achieved. Undue reliance should not be placed on such statements. There can be no assurance that the debenture offering being considered will proceed in the manner contemplated, or at all, or that there will be any proceeds available for the redemption of 2016 Debentures. Forward-looking statements and forward-looking information are based on information available at the time and/or management’s good faith assumptions and analyses made in light of our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in the circumstances, and are subject to known and unknown risks, uncertainties and other unpredictable factors, many of which are beyond Granite’s control, that could cause actual events or results to differ materially from such forward-looking statements and forward-looking information. Important factors that could cause such differences include, but are not limited to: the risk that the conditions precedent to the closing of an offering may not be satisfied; economic, market and competitive conditions, including interest rates, pricing of comparable securities and Granite’s credit ratings and other risks that may adversely affect Granite’s ability to price or complete a debenture offering or redeem 2016 Debentures in a manner acceptable to Granite; and the risks set forth in the annual information form of Granite REIT and Granite REIT Inc. dated March 5, 2014 (the “Annual Information Form”), including documents incorporated by reference. The “Risk Factors” section of the Annual Information Form also contains information about the material factors or assumptions underlying such forward-looking statements and forward-looking information. Forward-looking statements and forward-looking information speak only as of the date the statements and information were made and unless otherwise required by applicable securities laws, Granite expressly disclaims any intention and undertakes no obligation to update or revise any forward-looking statements or forward-looking information contained in this press release to reflect subsequent information, events or circumstances or otherwise.